Exhibit 12.1

DynCorp International LLC
Exhibit 12.1 - Statement Regarding Computation of Ratios -
Fixed Charge Coverage Ratio
(Dollars in thousands)

	Original Predecessor Period		Immediate Predecessor Period			Successor Period
	Fiscal Year Ended March 29, 2002	March 30, 2002 – March 7, 2003	21 Days Ended March 28, 2003	Fiscal Year Ended April 2, 2004	April 3, 2004 – Feb. 11, 2005	49 Days Ended April 1, 2005	Fiscal Year Ended March 31, 2006
Income (loss) from continuing operations before income taxes	$32,239	$30,839	$2,081	$51,284	$94,689	$(862)	$45,012

Computation of fixed charges:
Interest expense and amortization of debt issue costs on all indebtedness	—	—	—	—	—	8,054	56,686
Interest factor on rent expense(1)	2,980	2,851	168	6,529	3,757	583	18,058
Total fixed charges	2,980	2,851	168	6,529	3,757	8,637	74,744
Income from continuing operations before income taxes and fixed charges	$35,219	$33,690	$2,249	$57,813	$98,446	$7,775	$119,756
Ratio of earnings to fixed charges	11.8	11.8	13.4	8.9	26.2	0.9	1.6

(1)           Amount included in fixed charges for rentals is considered by management to be a reasonable approximation of the interest factor.